Exhibit (a)(8)

July   , 2001

Dear Option Holder:

      On behalf of XO Communications, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) certain outstanding options to purchase shares of Class A Common Stock, par value $.02 per share granted under our Option Plans. The options we offered to exchange (the “Eligible Options”) were those having an exercise price of $10.00 or more. If you tendered any options for exchange, in addition to such options, you were deemed to have automatically tendered for exchange any option granted to you by XO on or after December 26, 2000 regardless of whether the exercise price per share provided in such an option is more or less than $10.00. All capitalized terms used in this letter which are not defined herein will have the meanings given to those terms in the letter of transmittal (the “Letter of Transmittal”) accompanying the Company’s Offer to Exchange dated May 29, 2001, as amended.

      The Offer expired at 11:59 p.m., Reston, Virginia time, on           , 2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange Eligible Options tendered to it covering a total of           shares of Common Stock and canceled all such Eligible Options. The Company has accepted for exchange and canceled the number of Eligible Options tendered by you equal to the number of shares set forth on Schedule A to this letter.

      In accordance with the terms and subject to the terms and conditions of the Offer, you will have the right to receive a New Option for each canceled option covering a number of shares equal to 85% of the number of shares set forth on Schedule A, as adjusted for any stock splits, stock dividends and similar events.

      Under each New Option:

•	the per share exercise price under each New Option will equal the last reported sale price during regular trading hours of the Common Stock on the Nasdaq National Market after , 2002 or such later date as the Company grants the New Options; and

•	30% of the shares subject to the New Options will vest immediately on the grant date and the remaining 70% of shares subject to the New Options will vest in equal monthly installments over the 36 month period following the date of grant until fully vested.

      Subject to and in accordance with the terms of the Offer, the Company will grant you each New Option after           , 2002. At that time, as described in the Offer to Exchange and subject to the terms and conditions of the Offer, you will receive a new option agreement to be entered into between you and the Company.

      In accordance with the terms of the Offer, you must be (a) an active U.S. employee of the Company or one of its U.S. subsidiaries or (b) an employee who has been previously notified by the Company that you are eligible to receive New Options on the date each New Option is granted in order to receive a New Option. If you are not an active U.S. employee of the Company or one of its U.S. subsidiaries or previously notified by the Company on the date a New Option is granted, you will not receive a New Option or any other consideration for the Eligible Options tendered by you and canceled by the Company.

      If you have any questions about your rights in connection with the grant of a New Option, please contact           at

Sincerely,

Jimmie W. Paschall
Vice President, Human Resources

Schedule A

Option Grant Date	No. of Option Shares Tendered	No. of New Options